                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.    )*

                              USDATA Corporation
                              ------------------
                               (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  917294 10 0
                                  -----------
                                (CUSIP Number)

                          Charles C. Freyer, Esquire
                          --------------------------
                                General Counsel
                                ---------------
                     SCP Private Equity Partners II, L.P.
                     ------------------------------------
                      435 Devon Park Drive, Building 300
                      ----------------------------------
                                Wayne, PA 19087
                                ---------------
                                 610-254-4242
                                 ------------
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                       copy to:  Spencer W. Franck, Jr.
                       --------------------------------
                                Saul Ewing LLP
                                --------------
                              Centre Square West
                              ------------------
                        1500 Market Street, 38th Floor
                       --------------------------------
                          Philadelphia, PA 19102-2186
                          ---------------------------
                                 215-972-1955
                                 ------------

                                March 30, 2001
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 917294 10 0

--------------------------------------------------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917294 10 0                                              Page 1 of 13
          -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

      SCP Private Equity Partners II, L.P.
      23-3037972
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             13,425,698
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH*         10
                          13,425,698
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      13,425,698
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
12

      (SEE INSTRUCTIONS)                                     [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      48.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

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CUSIP No. 917294 10 0                                              Page 2 of 13
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* The total number of shares listed as beneficially owned by each of the
 Reporting Persons with shared voting power and shared dispositive power does not include any shares of the securities of USDATA Corporation owned by Safeguard 2000 Capital, L.P. and/or Safeguard Delaware, Inc., of which the Reporting Persons hereby disclaim beneficial ownership. Although Safeguard 2000 Capital, L.P. and Safeguard Delaware, Inc. have granted an irrevocable proxy to SCP Equity Partners, L.P. with respect to such securities, the irrevocable proxy is limited to voting on certain specified matters (as more fully described in Item 6).

CUSIP No. 917294 10 0                                             Page 3 of 13
          -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

      SCP Private Equity II, LLC
      23-3047235
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             13,425,698
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH*         10
                          13,425,698
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      13,425,698
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                     [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      48.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------
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CUSIP No. 917294 10 0                                             Page 4 of 13
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* The total number of shares listed as beneficially owned by each of the
  Reporting Persons with shared voting power and shared dispositive power does not include any shares of the securities of USDATA Corporation owned by Safeguard 2000 Capital, L.P. and/or Safeguard Delaware, Inc., of which the Reporting Persons hereby disclaim beneficial ownership. Although Safeguard 2000 Capital, L.P. and Safeguard Delaware, Inc. have granted an irrevocable proxy to SCP Equity Partners, L.P. with respect to such securities, the irrevocable proxy is limited to voting on certain specified matters (as more fully described in Item 6).

CUSIP No. 917294 10 0                                               Page 5 of 13
--------------------------------------------------------------------------------

Item 1.       Security and Issuer

              This Statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of USDATA Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2435 North Central Expressway, Richardson, TX 75080-2722. As of March 16, 2001, 14,007,182 shares of the Company's Common Stock were issued and outstanding.

Item 2.       Identity and Background

     (a)-(c) This Schedule 13D is filed jointly on behalf of SCP Private Equity Partners II, L.P. ("SCP L.P.") and SCP Private Equity II, LLC ("SCP LLC") (collectively, the "Reporting Persons"). SCP L.P. is a private investment fund. SCP LLC's principal business is to serve as the manager of the General Partner of SCP L.P. (SCP Private Equity II General Partner, L.P. - the "General Partner") with respect to the operation and management of SCP L.P. Pursuant to a management agreement, SCP LLC exercises voting and investment powers on behalf of SCP L.P.

              The General Partner and the Reporting Persons are organized under the laws of the State of Delaware. The principal business of the General Partner is to serve as the general partner of SCP L.P.

              The address of the principal office and principal place of business of the General Partner and both of the Reporting Persons is 435 Devon Park Drive, Building 300, Wayne, PA 19087.

              The members of SCP LLC (collectively the "Members" and each a "Member"), and certain information with respect to the Members are set forth in Appendix I hereto, which is incorporated herein by reference.

     (d) During the past five years, neither the General Partner, nor either Reporting Person, nor, to the best of each Reporting Person's knowledge, any Member has been convicted in a criminal proceeding.

     (e) During the past five years, neither the General Partner nor either Reporting Person, nor, to the best of each Reporting Person's knowledge, any Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the natural persons named as a Member in Appendix I is a United States citizen.
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CUSIP No. 917294 10 0                                               Page 6 of 13
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Item 3.       Source and Amount of Funds or Other Consideration

              On March 30, 2001, SCP L.P. entered into the Series C Preferred Stock Purchase Agreement (the "Series C Agreement") with the Company, pursuant to which SCP L.P. acquired (1) 37,500 shares of the Company's Series C-1 Preferred Stock, par value $0.01 per share (the "Series C-1 Preferred Stock"),
(2) a warrant (the "USDATA Warrant") to purchase up to 75,000 shares of the Company's Series C-2 Preferred Stock, par value $0.01 per share (the "Series C-2 Preferred Stock") (at an initial exercise price of $40.00 per share), for an aggregate purchase price of $1,500,000. Each share of Series C-1 Preferred Stock and Series C-2 Preferred Stock (individually and collectively the "Series C Preferred Stock") is convertible into 100 shares of the Company's Common Stock.

              Pursuant to the terms of the Securities Purchase Agreement dated August 4, 2000 (the "Securities Purchase Agreement") among eMake Corporation ("eMake"), the Company, Safeguard 2000 Capital, L.P. ("Safeguard 2000") and SCP L.P., SCP L.P. acquired (1) 5,300,000 shares of Series A-1 Preferred Stock, par value $0.01 per share (the "Series A-1 Preferred Stock") of eMake and (2) a warrant (the "eMake Warrant") to purchase additional shares of Series A-1 Preferred Stock (at a per share exercise price of $0.01), for an aggregate purchase price of $13,250,000. The number of shares for which the eMake Warrant may be exercised is based on performance criteria for eMake's software products as of June 30, 2001. Each share of Series A-1 Preferred Stock of eMake is convertible into 0.025 shares of Series B Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") of the Company pursuant to the terms of the Exchange Agreement between the Company and SCP L.P., dated September 12, 2000. On January 31, 2001, SCP L.P. elected to exercise its right to convert its shares of Series A-1 Preferred Stock of eMake into shares of the Company's Series B Preferred Stock, which are convertible into 2,175,698 shares of the Company's Common Stock.

              SCP used its working capital to fund the securities purchased under the Series C Agreement and the Securities Purchase Agreement and plans to use its working capital to purchase the Series C-2 Preferred Stock pursuant to the USDATA Warrant. SCP L.P. has entered into an agreement not to exercise its right to convert any shares of Series A-1 Preferred Stock of eMake it may acquire upon exercise of the eMake Warrant into shares of Series B Preferred Stock of the Company, as described more fully in Item 6 below.

Item 4.       Purpose of Transaction

              Under the Series C Agreement (which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference), SCP L.P. may purchase an additional 37,500 shares of the Series C-1 Preferred Stock (the "Option Preferred Stock") at the purchase price of $40.00 per share of Option Preferred Stock, at the option of the Company upon the approval of the stockholders of the Company pursuant to Section 2.5 of the Series C Agreement. The Company may exercise its right to sell shares of the Option Preferred Stock subject to certain specified conditions (as described in Section 1.4 of the Series C Agreement)

CUSIP No. 917294 10 0                                               Page 7 of 13
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on or before the expiration of 9 months after March 30, 2001 (the "Closing
Date"), but not before 2 months after the Closing Date.

              Under the Right of First Refusal Agreement, dated as of March 30, 2001 among SCP L.P., the Company, Safeguard 2000 and Safeguard Delaware, Inc. ("SDI") (which is attached hereto as Exhibit 3 and the terms of which are incorporated herein by reference), Safeguard 2000 and SDI agreed to provide SCP L.P. with first refusal rights for transfers of shares of the Company's Common Stock and Preferred Stock (as defined therein) that they own or may own in the future.

              Pursuant to the Second Amended and Restated Investors' Rights Agreement, dated as of March 30, 2001, among the Company, SCP L.P. and the other parties therein (which is attached hereto as Exhibit 4 and the terms of which are incorporated herein by reference), SCP L.P. has the right to propose one director for election to the Company's board of directors and the Company is required to take all steps necessary to nominate such proposed director for election to the Company's board of directors at its annual meeting of stockholders. This right continues as long as SCP L.P. owns at least 5% of the outstanding Common Stock of the Company (on an as-converted basis). In addition, pursuant to the Series C Agreement, the Company is required to increase its board of directors to seven members and is required to fill the vacancy created by the increase with a director designated by SCP L.P. Under the Company's Certificate of Designation for Series C- 1 Preferred Stock and Series C-2 Preferred Stock (the "Designation"), the holders of a majority of the Series C Preferred Stock, voting as a class, are entitled to elect one of the Company's directors. Currently, SCP L.P. is the only holder of the Series C Preferred Stock.

              Except as set forth above, none of the Reporting Persons, the General Partner or any of the Members, have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D. However, all of SCP L.P.'s investments are made with the intention of exiting within a matter of a few years. Accordingly, a future proposal or plan for the sale of the Company or of SCP L.P.'s interest in the Company by the Reporting Persons is possible. The Reporting Persons reserve the right to change their plans at any time.

Item 5.       Interest in the Securities of the Issuer

 (a)-(b) Both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 13,425,698 shares of the Company's Common Stock (or 48.9% of the outstanding Common Stock). SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP L.P. granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP L.P. The calculations of beneficial ownership herein, assume the conversion of the (1) Series B Preferred Stock of the Company held by SCP L.P. into 2,175,698 shares of the Common Stock of the Company; (2) Series C-1 Preferred Stock purchased on March 30, 2001 by SCP L.P pursuant to the Series C Agreement into 3,750,000 shares of the Company's Common Stock; and (3) the total number of Series C-2 Preferred Stock purchasable under the USDATA Warrant into 7,500,000 of the Company's Common Stock. The total number of

CUSIP No. 917294 10 0                                               Page 8 of 13
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 shares listed as beneficially owned by the
 Reporting Persons herein does not include any shares of the securities of the Company owned by Safeguard 2000 and/or SDI, of which the Reporting Persons hereby disclaim beneficial ownership. Although Safeguard 2000 and SDI have granted an irrevocable proxy to SCP L.P. with respect to such securities, the irrevocable proxy is limited to voting on certain specified matters (as more fully described in Item 6).

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Under the Written Consent of the Holders of Series A Preferred Stock and Series B Preferred Stock, dated as of March 30, 2001, among SCP L.P., Safeguard 2000 and SDI (which is attached hereto as Exhibit 5 and the terms of which are incorporated herein by reference), the parties consented to the transactions contemplated by the Series C Agreement, including without limitation, the filing of the Designation.

          Pursuant to the Irrevocable Proxy, dated as of March 30, 2001, among SCP L.P., Safeguard 2000 and SDI (which is attached hereto as Exhibit 6 and the terms of which are incorporated herein by reference), Safeguard 2000 and SDI granted SCP L.P. an irrevocable proxy to vote all of their shares of the capital stock of the Company with respect to any matter related to stockholder approval of the issuance of (1) the Option Preferred Stock to SCP L.P. and (2) 50,500 shares of the Series C-2 Preferred Stock to SCP L.P. pursuant to the USDATA Warrant.

          Pursuant to the Warrant Agreement, dated as of March 30, 2001 between SCP L.P. and Safeguard 2000 (the "Warrant Agreement") (which is attached hereto as Exhibit 7 and the terms of which are incorporated herein by reference), SCP L.P. agreed not to exercise its right to convert any shares of Series A-1 Preferred Stock of eMake it may acquire upon exercise of the eMake Warrant into shares of Series B Preferred Stock of the Company. Safeguard 2000 also agreed not to exercise its right to convert any shares of the eMake preferred stock it may acquire (the "Series A-2 Preferred Stock") upon exercise of a warrant it holds (the "Safeguard Warrant") into shares of Series B Preferred Stock of the Company, pursuant to an exchange agreement between Safeguard 2000 and the Company. The parties further agreed that if they terminate the Warrant Agreement or amend the Warrant Agreement to permit the conversion of any shares of eMake Series A-1 Preferred Stock or Series A-2 Preferred Stock acquired upon exercise of the eMake Warrant or the Safeguard Warrant, as the case may be, into shares of the Company's Series B Preferred Stock, they would exercise such conversion rights only upon obtaining the requisite approval of the stockholders of the Company in accordance with applicable Nasdaq Stock Market regulations.

CUSIP No. 917294 10 0                                               Page 9 of 13
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          Pursuant to the Waiver of Anti-Dilution for the Series A Preferred
Stock and the Series B Preferred Stock, dated as of March 30, 2001 (the "Waiver") (which is attached hereto as Exhibit 8 and the terms of which are incorporated herein by reference), among the Company, SCP L.P., SDI and Safeguard 2000, SCP L.P., SDI and Safeguard 2000 agreed to waive their rights to any adjustment to the conversion price of their shares of Series A Preferred Stock and Series B Preferred Stock under Section 6(c) of the Series A and B Designation arising from the issuance of the Series C Stock (including such shares issuable as cumulative dividends under the Designation) and the USDATA Warrant.

          Except as otherwise described in this Item 6, and except for SCP L.P.'s right to receive Series C-2 Preferred Stock under the USDATA Warrant and as otherwise set forth in Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the General Partner or any of the Members, with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

          The following documents are filed as exhibits to this Schedule 13D:

          1. Joint Filing Agreement, dated April 9, 2001 between SCP Private Equity Partners II, L.P. and SCP Private Equity II, LLC.

          2. Series C Preferred Stock Purchase Agreement, dated as of March 30 2001.

          3.   Right of First Refusal Agreement, dated as of March 30 2001.

          4. Second Amended and Restated Investors' Rights Agreement, dated as of March 30, 2001.

          5. Written Consent of the Holders of Series A Preferred Stock and Series B Preferred Stock, dated as of March 30, 2001.

          6.  Irrevocable Proxy, dated as of March 30, 2001.

          7.  Warrant Agreement, dated as of March 30, 2001.

          8. Waiver of Anti-Dilution for the Series A Preferred Stock and the Series B Preferred Stock, dated as of March 30, 2001.

CUSIP No. 917294 10 0                                              Page 10 of 13
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                                  SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                       SCP Private Equity Partners II, L.P.

                         By: SCP Private Equity II General Partner, L.P., its General Partner

                         By:  SCP Private Equity II, LLC,
                              its Manager

                         By:    /s/ Wayne B. Weisman
                              ----------------------------
                         Name:  Wayne B. Weisman
                              ----------------------------
                         Title: Manager
                              ----------------------------

                       SCP Private Equity II, LLC

                         By:    /s/ Wayne B. Weisman
                              ----------------------------
                         Name:  Wayne B. Weisman
                              ----------------------------
                         Title: Manager
                              ----------------------------

CUSIP No. 917294 10 0                                              Page 11 of 13
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                                  APPENDIX I

                      SCP Private Equity II, LLC Members

         The following are the members of SCP Private Equity II, LLC:


                      Safeguard Fund Management, Inc. ("SFMI")
                      103 Springer Building
                      3411 Silverside Road
                      P.O. Box 7048
                      Wilmington, DE  19803

                      Winston J. Churchill
                      197 Mine Road
                      Malvern, PA  19355

                      James W. Brown
                      1602 Sorrel Road
                      Malvern, PA  19355

                      Thomas G. Rebar
                      547 Carriage House Lane
                      Harleysville, PA  19438

                      Wayne B. Weisman
                      2 Saw Grass Lane
                      Malvern, PA  19355

SFMI, a holding corporation organized under the laws of Delaware, is a wholly owned subsidiary of Safeguard Delaware, Inc. It is the sole general partner of Safeguard Fund Management, L.P., a Delaware limited partnership, which is the sole general partner of SCP Management II, L.P., the general partner of SCP Private Equity II General Partner, L.P., which is the general partner of SCP Private Equity Partners II, L.P. Messrs. Churchill, Brown, Rebar and Weisman are also principals of the following entities, all of which have the principal address of 435 Devon Park Drive, Building 300, Wayne, PA 19087:

               SCP Private Equity II, LLC
               SCP Private Equity Management, L.P.
               (general partner for SCP Private Equity Partners, L.P.)
               SCP Private Equity Partners II, L.P.
               SCP Private Equity Management Company, LLC
               (management company for SCP Private Equity Partners II, L.P.) SCP Private Equity II General Partner, L.P.
               SCP Management II, L.P.

CUSIP No. 917294 10 0                                              Page 12 of 13
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                                 EXHIBIT INDEX

Exhibit 1     Joint Filing Agreement, dated April 9, 2001 between SCP
              Private Equity Partners II, L.P. and SCP Private Equity II, LLC.

Exhibit 2     Series C Preferred Stock Purchase Agreement, dated as of March 30
              2001.

Exhibit 3     Right of First Refusal Agreement, dated as of March 30 2001.

Exhibit 4 Second Amended and Restated Investors' Rights Agreement, dated as of March 30, 2001.


Exhibit 5 Written Consent of the Holders of Series A Preferred Stock and Series B Preferred Stock, dated as of March 30, 2001.

Exhibit 6     Irrevocable Proxy, dated as of March 30, 2001.

Exhibit 7     Warrant Agreement, dated as of March 30, 2001.

Exhibit 8 Waiver of Anti-Dilution for the Series A Preferred Stock and the Series B Preferred Stock, dated as of March 30, 2001.